

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2024

Arie Trabelsi
Acting Chief Financial Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel

      Re: SuperCom Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2023
          Filed April 22, 2024
          File No. 001-33668

Dear Arie Trabelsi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing